Exhibit 10.43

EXECUTIVE EMPLOYMENT AGREEMENT

This EXECUTIVE EMPLOYMENT AGREEMENT (this “Agreement”) is made as of March 6, 2015 by and between Citizens Financial Group, Inc. (the “Company”) and Eric Aboaf (“Executive”).

WHEREAS the Company desires to employ Executive and to enter into this Agreement embodying the terms of such employment; and

WHEREAS Executive desires to accept such employment and enter into this Agreement;

NOW, THEREFORE, in consideration of the promises and mutual covenants herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

Section 1. Employment At-Will

(a) Executive’s employment with the Company shall be “at-will” and not for a fixed term. Executive understands and acknowledges that no statement, whether written or verbal, by the Company or any of its officers, employees or representatives may in any way modify, alter, or change the “at-will” nature of Executive’s employment by the Company. Executive and the Company each retains the right to terminate Executive’s employment at any time, for any reason or no reason. Executive understands and agrees that, as an at-will employee, the Company may terminate Executive’s employment without advance notice,. Executive may terminate his employment for any reason (a “Resignation”) effective ninety (90) days following delivery of written notice of resignation to the Company’s Chief Executive Officer (CEO) (the “Notice Period”).

(b) Upon receipt of Executive’s written notice of Resignation, the Company may, in its sole discretion, waive or shorten the Notice Period, in which case Executive will be permitted to terminate employment immediately or at a time designated by the Company. If the Company waives or shortens the Notice Period, then under such circumstances, the Company will not be obliged to pay any amount in lieu of the waived or shortened Notice. Alternatively, the Company may direct Executive not to report to work unless otherwise requested by the Company (“Garden Leave”). During any period of Garden Leave, as during any Notice Period:

(i) Executive will remain an employee of the Company and will continue to be paid Executive’s then base salary and be eligible for employee benefits. However, Executive shall not be entitled to receive incentive compensation.

(ii) Executive will be expected to continue to undertake such duties and responsibilities as are assigned to Executive by the Company’s Board of Directors (the “Board”) or CEO, including duties to assist the Company with Executive’s transition from the Company and maintaining the Company’s business, business relationships, and goodwill. Notwithstanding the foregoing, the Company reserves the right to suspend any or all of Executive’s duties and powers and to relocate Executive’s office to Executive’s personal residence for all or part of the Garden Leave.

(iii) Executive will remain bound by all fiduciary duties and obligations owed to the Company and remain required to comply with all Company policies and practices and the provisions of this Agreement.

(iv) Executive may not, without the prior written consent of the Company or except in the discharge of duties and responsibilities in accordance with clause (ii) above, contact or attempt to contact any client, customer, potential client or customer, agent, professional advisor, employee, supplier or broker of the Company or any of its parents, subsidiaries, affiliates or their respective successors.

Section 2. Position

(a) Commencement Date. The Executive’s employment with the Company shall commence on April 6, 2015 (the “Commencement Date”), or, if later, within five (5) business days subsequent to the expiration of any notice period to which he is subject.

(b) Position. During Executive’s employment, Executive shall serve as the Chief Financial Officer (CFO) of the Company, with duties and responsibilities commensurate with the role of CFO of a public company. In this position, Executive shall report directly to the CEO or to such other person acting in that capacity on an interim basis as may be applicable. Executive’s role has been identified as a Material Risk Taker (“MRT”) role under the European Banking Authority (“EBA”) rules and will be subject to additional regulatory requirements in relation to compensation structure and performance management. The Company will notify Executive in writing of any such requirements.

(c) Best Efforts. During Executive’s employment, Executive shall: (i) devote Executive’s full professional time, attention, skill and energy to the performance of his duties for the Company and its parents, subsidiaries, affiliates or their respective successors (collectively, the “Company Affiliates” and each a “Company Affiliate”); (ii) use Executive’s best efforts to dutifully, faithfully and efficiently perform his duties hereunder, comply with the policies, procedures, bylaws, rules, code of conduct and practices of the Company Affiliates, as the same may be amended from time to time, and of which he is given notice, and obey all reasonable and lawful directions given by or under the authority of the CEO; (iii) refrain from engaging in any other business, profession or occupation for compensation or otherwise which would conflict, directly or indirectly, with the rendition of services to the Company, without the prior written consent of the CEO of the Company; except that Executive may engage in charitable and community activities and manage Executive’s personal investments provided that such activities do not materially interfere with the performance of his duties hereunder or conflict with the conditions of his employment; and (iv) refrain from engaging in any conduct he knows or reasonably should know is prejudicial to the interests and reputation of any Company Affiliate and endeavor to promote and extend the business of the Company Affiliates and protect and further their interests and reputation, all in a manner consistent with his duties and responsibilities.

(d) Directorships. Executive may be required, in the sole discretion of the Company, to perform services for any Company Affiliate and may be required to undertake the role and duties of an officer or director of any Company Affiliate. No additional compensation will be paid in respect of these appointments.

(e) Location. During the period of Executive’s employment, Executive shall be based in Stamford, Connecticut but may be relocated within a fifty (50) mile radius of the same location at the Company’s sole discretion. Executive may be required to spend at least three days per week in Boston, Massachusetts, or Providence, Rhode Island. The cost associated with such regularly scheduled travel will be governed by the Company Travel and Expense policy in the same manner as any other business related travel. Additionally, Executive may be required to travel internationally or domestically in the performance of his duties.

Section 3. Compensation.

(a) Base Salary. The Company shall pay Executive a base salary at the initial annualized rate of $700,000 (“Base Salary”) in accordance with the Company’s regular payroll schedule. Executive shall be entitled to increases in Base Salary as may be determined from time to time in the sole discretion of the Company.

(b) Role Based Allowance. As your role has been identified as a MRT role under the EBA rules, you will also receive a Role Based Allowance of $800,000 (the “Allowance”), less any applicable tax and other statutory deductions. For 2015, the Allowance will be prorated based on your Commencement Date. The Allowance will be paid as follows: a) up to $500,000 will be payable in equal cash instalments in accordance with the Company’s regular payroll cycle; and b) the remainder will be delivered in shares of Company common stock, to be delivered in August and December of each applicable year. If your employment terminates, you will not be entitled to receive the Allowance for the period following your termination date. In the event of such termination, the next scheduled payment of the Allowance will be reduced pro-rata to reflect the Allowance accrued up to your termination date. The use of Allowances will be reviewed and may be removed by the Company when Executive ceases to serve in an MRT role, and may be changed or removed as required by regulation. In the event the Allowance is removed, diminished, altered, or otherwise, an appropriate adjustment will be made such that Executive’s total compensation opportunity in any non-prorated calendar year remains no less than $3,000,000.

(c) Variable Compensation. You will be eligible to participate in the Company’s discretionary variable compensation program, as amended from time to time. For performance year 2015 only, subject to you satisfying all individual performance objectives resulting in a minimum of a “3” performance rating, you will receive a guaranteed award of $1,700,000, assuming an April 1, 2015 Commencement Date (the “2015 Guaranteed Award”). In the event your Commencement Date is later than April 1, the 2015 Guaranteed Award will be an amount computed as $3,000,000, less all Base Salary and Allowance actually received by you in calendar year 2015 from the Company. For years subsequent to 2015, your award will be determined in the sole discretion of the Company, based on a mix of factors, including but not limited to individual, team and Company performance as well as external economic considerations and a total compensation opportunity in any non-prorated calendar year of no less than $3,000,000.

Variable compensation awards may be awarded in cash, equity-based instruments, or in any other form and may also be deferred in full or in part, as determined by the Company; provided, that the form and the timing of payment of your award, as well as other terms and conditions for this and any future awards, will be consistent with awards granted to similarly situated colleagues serving in MRT roles. Any award you receive will be subject to applicable tax and other required withholdings.

Any cash portion of any award will be paid by March 15th following the determination of awards and any deferred cash and equity-based instruments granted to you as part of your award will be granted as soon as practicable following the determination of awards, in each case, provided that you remain employed by the Company on the payment date or grant date (as applicable) and neither you nor the Company has given notice to terminate your employment prior to the payment date or grant date (as applicable). However, with respect to the 2015 Guaranteed Award, if you are notified that your employment will be terminated without Cause, then, whether or not your employment terminates prior to the equity grant date or cash payment date (as applicable) under the following circumstances, you will remain entitled to, and shall, receive your award as if you had not given or received notice, and as if you had remained employed through the payment date:

•	Death

•	Disability (as defined in the Company’s long-term disability plan)

•	Retirement with the approval of the Company

•	Termination of your employment by the Company without Cause (as defined herein)

Any deferred cash and equity-based instruments granted to you as part of your award will be governed by the applicable equity plan document and award agreement, as applicable. In the event of any conflict between information contained in this document and the plan or award agreement provisions, the terms of the plan and award agreement shall control. Receiving an award under the discretionary award program in certain years does not guarantee payment or level of award in any subsequent year and any award may be forfeited or reduced (i.e. subject to clawback where legally permissible) as determined appropriate by the Company in its sole discretion. The Company reserves the right to change the rules of any compensation plan or program or to cancel any such plan or program at any time without prior notice in its sole and absolute discretion.

Section 4. Severance and Change in Control

(a) Severance. In the event the Executive is terminated without Cause in 2015 (a “Qualifying Termination”) then, Executive shall receive the 2015 Guaranteed Award to the extent it is unpaid, 26 Weeks of Executive’s Base Salary at the time of Executive’s termination of employment, and 52 weeks Allowance less any Allowance amounts already paid during 2015. Such amounts shall be payable following the date of termination of Executive’s employment consistent with the Company’s general payroll practices, and contingent upon Executive executing, and not revoking, a standard release agreement which shall not release Executive’s right of Indemnification and shall not release the right to enforce this Agreement (a “Standard Release”). All deferred and equity-based holdings, including without limitation any granted as part of the “Buy-Out” shall vest upon the normal schedule in accordance with applicable plan rules and award agreements. The payments are contingent upon Executive signing and not revoking a Standard Release. The Standard Release must be effective and irrevocable within fifty-five (55) days after the date of termination of Executive’s employment with the Company. The specific review and revocation period, if any, will be set forth in the Standard Release agreement.

In the event Executive is terminated without Cause after December 31, 2015, subject to Section 4(b) below, Executive shall be entitled to receive the 2015 Guaranteed Award to the extent it is unpaid, and a minimum severance payment amounting to 26 weeks of Executive’s Base Salary at the time of Executive’s termination of employment, payable following the date of termination of Executive’s employment consistent with the Company’s general payroll practices. Additionally, all deferred and equity-based holdings, including without limitation any granted as part of the “Buy-Out” shall vest upon the normal schedule in accordance with applicable plan rules and award agreements. The foregoing is contingent upon Executive executing, and not revoking, the Company’s Standard Release. The Standard Release must be effective and irrevocable within fifty-five (55) days after the date of termination of Executive’s employment with the Company. The specific review and revocation period, if any, will be set forth in the Standard Release.

(b) Change of Control. In the event Executive’s employment is terminated during calendar year 2016 in connection with (a) the sale of the Company to a third-party purchaser or group of third-party purchasers acting as a single consortium (the “Purchaser”); or (b) an asset sale or change in the composition of the Board consistent with the change of control definition contained in IRC 409A or the regulations thereof ((a) and (b) collectively, a “Change of Control”), Executive shall receive the 2015 Guaranteed Award to the extent unpaid, and a payment equivalent to 200% of Executives fixed pay. For the purposes of this Section 4(b), “fixed pay” shall mean the sum total of the Base Salary and Role Based Allowance amounts described in Sections 3(a) and 3(b) above, such amounts to be used for the determination of the payments due under 4(b) whether or not Role Based Allowance is still in effect generally. All unvested equity-based or deferred cash awards, including without limitation those granted as part of the “Buy-Out” shall vest on the normal schedule in accordance with applicable plan rules and award agreements. The payments are contingent upon Executive executing, and not revoking, a Standard Release. Any payment pursuant to this Section 4(b) shall be in lieu of, not in addition to, any separation payment Executive may otherwise have been eligible for pursuant to Section 4(a) above or any Company policy or practice with respect to separation from employment which may be in effect from time to time. For avoidance of doubt, a sale of Company stock to the public through an IPO or further sell-down of Company stock to the public shall not trigger this Section 4(b). Effective January 1, 2017, this Section 4(b) becomes null and void by its own terms with immediate effect.

(c) “Cause” means the Company’s reasonable, good faith determination that termination of the Executive’s employment is necessary by reason of: (i) failure to perform the requirements of Executive’s position after multiple warnings and a failure to cure; (ii) Executive’s conviction of or plea of “guilty” or “no contest” to a felony or misdemeanor involving dishonesty, or a felony or misdemeanor not involving dishonesty but resulting in a custodial penalty and/or the creation of material reputational risk for the Company; (iii) fraud or intentional misconduct in the performance of Executive’s duties; (iv) the material breach by the Executive of a Company policy, causing financial or reputational harm; or (v) neglect of responsibilities or insubordination; provided, however, that prior to termination for acts subject to (i), (iv) and/or (v) the Company shall provide the Executive with written notice of the actions underlying such determination and shall provide the Executive with thirty days to conform his ongoing conduct, the conformity of which shall negate any such finding of Cause.

Section 5. Buy-out

To recognize that you will forfeit existing entitlements with your current employer as a result of joining the Company, you will receive a buy-out award subject to approval by the Compensation and Human Resources Committee of the Board of Directors. In the event such approval is not granted, you shall instead receive the cash equivalent of the aggregate buy-out. The grant of your award is subject to you providing the following documents to the Company within 45 days of your Commencement Date: (1) Statement or other documentation reflecting the forfeiture of your award; and (2) Documentation regarding the terms of your forfeited award (plan document and award agreement, or other applicable document). If satisfactory documentation is not provided within 45 days of your Commencement Date, you will forfeit the right to receive your awards for no consideration. Your award will be granted as soon as practicable following the satisfaction of conditions (1) and (2).

The current value of your aggregate buy-out award is $3,227,424, not including options. A portion of that aggregate award will be granted in the form of deferred cash ($1,554,443) and a portion will be granted in the form of restricted stock units pursuant to the Citizens Financial Group, Inc. 2014 Omnibus Incentive Plan ($1,672,981). These awards will become vested in accordance with their original schedules. You buy-out award will be re-valued prior to grant date using the average closing price of your former employer’s shares and Company shares for the five trading days prior to your Commencement Date. The deferred cash and restricted stock unit awards will each be granted pursuant to award agreements, which will set forth the terms and conditions of the awards.

Section 6. Executive Benefits, Medical Exam, Paid Time Off, Reimbursement of Expenses

(a) Executive Benefits. Executive may participate in and receive benefits under any and all benefit plans offered to similarly-situated employees of the Company, subject to the terms and conditions of those plans, policies and programs that are in effect from time to time. The Company reserves the right to amend the terms and conditions of its employee benefits and the related plans, policies and programs at any time, in the Company’s sole discretion.

(b) Medical Exam. Executive shall at any time (including during any period of incapacity) at the request and expense of the Company submit to medical examinations by a medical practitioner nominated by the Company, to the extent permitted by applicable federal and state law.

(c) Paid Time Off. Executive shall be entitled to accrue 27 days of paid time off (“PTO”) annually, which may be scheduled as time off away from work in accordance with the Company’s current PTO policy. For 2015, Executive’s PTO will be pro-rated based on the 1st of the month following his date of hire, provided the Commencement Date occurs on or before September 30th.

(d) Reimbursement of Business Expenses. Reasonable, customary and necessary travel, entertainment and other business expenses incurred by Executive in the performance of his duties hereunder shall be reimbursed by the Company in accordance with the Company’s policies, subject to the provision of documentation regarding such expenses.

Section 7. Compliance with the Company’s Personal Securities Transactions Policy

Executive is subject to the Company’s Personal Securities Transactions Policy, which sets forth the required procedures and processes with respect to purchases and sales of Company securities.

Section 8. Non-Solicitation

(a) Non-Solicitation of Employees. Executive agrees that, at any time during Executive’s employment and for twelve (12) months following the date Executive ceases to be employed by the Company for any reason (the “Restricted Period”), Executive shall not, directly or indirectly, whether for his own account or for any person or entity other than the Company hire, employ, solicit for employment or hire, or attempt to solicit for employment or hire, any person who is employed by any Company Affiliate during the Restricted Period (other than those employees terminated by the Company Affiliate), nor shall Executive directly or indirectly induce any such employee to terminate his or her employment or accept employment with anyone other than a Company Affiliate, or otherwise interfere with the relationship between any Company Affiliate and any of its employees during the Restricted Period. Anything to the contrary notwithstanding, the Company agrees that Executive shall not be deemed in violation of this Section 8(a) if an entity with which Executive is associated hires or engages any employee of a Company Affiliate, if Executive was not, directly or indirectly, involved in hiring or identifying such person as a potential recruit or assisting in the recruitment of such employee, other than signing an offer letter.

(b) Non-Solicitation of, and Non-Interference with, Customers and Prospective Clients. Executive agrees that during his employment and during the Restricted Period, Executive shall not, directly or indirectly, for any person or entity other than the Company, solicit or assist in soliciting for business any customer of any Company Affiliate, nor will Executive induce or encourage any such customer to discontinue or diminish his, her or its relationship or prospective relationship with any Company Affiliate, or divert business away from any Company Affiliate; provided, however, that general solicitation through advertisement shall not constitute solicitation for purposes of this provision.

(c) Representations. Executive agrees that all of the foregoing restrictions are reasonable and necessary to protect the Company’s business and its Confidential Information and that Executive’s employment by the Company, along with the benefits and attributes of that employment, is good and valuable consideration to compensate him for agreeing to all restrictions contained in this Agreement. Executive also acknowledges, represents and warrants that his knowledge, skills and abilities are sufficient to permit Executive to earn a satisfactory livelihood without violating these provisions. Further, Executive agrees that he shall not, following the termination of Executive’s employment with the Company, represent or hold himself out as being in any way connected with the business of the Company.

(d) Blue Pencil. It is expressly understood and agreed that although Executive and the Company consider the restrictions contained in this Section 8 to be reasonable, if a final judicial determination is made by an arbitrator or a court of competent jurisdiction that the time or territory or any other restriction contained in this Agreement is an unenforceable restriction against Executive, the provisions of this Agreement shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable. Alternatively, if an arbitrator or a court of competent jurisdiction finds that any restriction contained in this Agreement is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.

Section 9. Confidentiality; Ownership of Materials; Duty to Return Company Property

(a) Confidential Information. Executive may not at any time (whether during his employment or after termination) disclose to any unauthorized person, firm or corporation or use or attempt to use for his own advantage or to the advantage of any other person, firm or corporation, any confidential information relating to the business affairs or trade secrets of any Company Affiliate, or any confidential information about (howsoever obtained) or provided by any third party received during the course of or as a result of his employment (the “Confidential Information”). Confidential Information includes, but is not limited to, information relating to employees, customers and suppliers (former, actual and potential), Company contracts, pricing structures, financial and marketing details, business plans, any technical data, designs, formulae, product lines, intellectual property, research activities and any information which may be deemed to be commercially or price sensitive in nature, whether printed, typed, handwritten, videotaped, transmitted or transcribed on data files or on any other type of media, including but not limited to electronic and digital media, whether or not labeled as “confidential”. It also includes, without limitation, any information contained in documents marked “confidential” or documents of a higher security classification and other information which, because of its nature or the circumstances in which Executive receives it, Executive should reasonably consider to be confidential. The Company reserves the right to modify the categories of Confidential Information from time to time.

(b) Exclusions. The provisions of this Section 9 shall not apply to:

(i) Information or knowledge which subsequently comes into the public domain other than by way of unauthorized use or disclosure by Executive;

(ii) The discharge by Executive of his duties hereunder or where his use or disclosure of the information has otherwise been properly authorized by the Company;

(iii) Any information which Executive discloses in accordance with applicable public interest disclosure legislation; or

(iv) Any disclosure required by law or by any court, arbitrator, mediator or administrative or legislative body (including any committee thereof) with jurisdiction to order Executive to disclose or make accessible any information.

(c) Due Care. Executive shall exercise all due care and diligence and shall take all reasonable steps to prevent the publication or disclosure by Executive of any Confidential Information relating, in particular, but not limited to, actual or proposed transactions, of any employee, customer, client or supplier (whether former, actual or potential) of any Company Affiliate including partnerships, companies, bodies, and corporations having accounts with or in any way connected to or in discussion with any Company Affiliate and all other matters relating to such customers, clients or suppliers and connections.

(d) Duty to Return Confidential Information and Other Company Property.

(i) All reports, files, notes, memoranda, e-mails, accounts, documents or other material (including all notes and memoranda of any Confidential Information and any copies made or received by Executive in the course of his employment (whether during or after)) in any form, including but not limited to electronic and digital media, which contain Confidential Information or were created in the scope of Executive’s performance of services, are and shall remain the sole property of the Company and, following Executive’s termination of employment or at any other time upon the Company’s request, to the extent within his possession or control, shall be surrendered by Executive to the duly authorized representative of the Company.

(ii) Executive agrees that upon termination of his employment with the Company for any reason, or at any other time upon the Company’s request, he will return (or, if contained electronically on a non-Company database or server, delete) to the Company immediately all memoranda, books, papers, plans, information, letters and other data in any form, including but not limited to electronic and digital media, all copies thereof or therefrom, in any way relating to the business of the Company, all other property of any Company Affiliate (including, but not limited to, company car, credit cards, equipment, correspondence, data, disks, tapes, records, specifications, software, models, notes, reports and other documents together with any extracts or summaries, removable drives or other computer equipment, keys and security passes) in his possession or under his control and Executive further agrees that Executive will not retain or use for his own account at any time any trade names, trademark or other proprietary business designation used or owned in connection with the business of any Company Affiliate. Nothing herein shall affect Executive’s right to retain his employment and compensation related documentation.

(e) Reasonableness. Executive agrees that the undertakings set forth in this Section 9 and in Section 8 are reasonable and necessary to protect the legitimate business interests of the Company both during, and after the termination of, Executive’s employment, and that the benefits Executive receives under this Agreement are sufficient compensation for these restrictions.

Section 10. Intellectual Property and Developments

(a) Executive agrees that all Developments are the sole and exclusive property of the Company and hereby assigns all rights to such Developments to the Company in all countries. Executive agrees, at the Company’s expense at any time during his employment or thereafter, to sign all appropriate documents and carry out all such reasonable acts as will be necessary to identify and preserve the legal protection of all Developments; however, the Company will have no obligation to compensate Executive for his time spent in connection with any assistance provided unless otherwise required by law. Notwithstanding the foregoing, Executive understands that no provision in this Agreement is intended to require assignment of any of his rights in an invention for which Executive can prove no equipment, supplies, facilities or Confidential Information or trade secret information of the Company was used, which invention was developed entirely on his own time, and which invention Executive can prove: (a) does not relate to the business of the Company or the actual or demonstrably anticipated research or development of the Company; or (b) does not result from any work performed by Executive for the Company. To the extent compatible with applicable state law, these provisions do not apply to any invention which is required to be assigned by the Company to the United States Government. Executive waives all moral rights in all Intellectual Property which is owned by the Company, or will be owned by the Company, pursuant to this Section 10.

For purposes of this section, “Developments” means all inventions, whether or not patentable, Confidential Information, computer programs, copyright works, mask works, trademarks and other intellectual property made, conceived or authored by Executive, alone or jointly with others, while employed by the Company, whether or not during normal business hours or on the Company’s premises, that are within the existing or contemplated scope of the Company’s business at the time such Developments are made, conceived, or authored or which result from or are suggested by any work Executive or others may do for or on behalf of the Company.

(b) Executive agrees to promptly submit to the Company written disclosures of all inventions, whether or not patentable, which are made, conceived or authored by Executive, alone or jointly with others, while Executive is employed by the Company.

Section 11. Certain Agreements

(a) Data Protection. Executive shall familiarize himself with and abide by the Company’s data protection policy, procedures and accountabilities. Executive acknowledges that any material breach of these procedures may result in the immediate termination of his employment.

(b) Personal Information. Executive acknowledges and agrees that the Company is permitted to hold personal information about him as part of its personnel and other business records and, in accordance with applicable law, may use such information in the course of the Company’s business.

(c) Credit Data. The Company reserves the right, upon five (5) days prior written notice, to, and Executive agrees that the Company may, in accordance with applicable law, carry out searches about Executive through credit reference agencies or through the Company’s customer records at any time during his employment for purposes of identifying any serious debt or other significant financial difficulties of Executive for the purposes of detecting, eliminating or mitigating any particular risk of employee fraud or theft. The Company will only retain the information about Executive which the Company obtains from these searches in accordance with applicable law and for so long as is needed for the purposes set out above, subject to any legal or regulatory obligation which requires the Company to retain that information for a longer period. The credit reference agency will record details of the search but these will not be available for use by lenders to assess the ability of Executive to obtain credit. Executive has the right of access to his personal records held by credit reference agencies. The Company will supply the names and addresses of such agencies upon request, to help Executive to exercise his right of access to such records.

(d) Indebtedness. For the reasons referred to above, the Company expects Executive to manage his personal finances responsibly. The Company requires that Executive draw to the attention of Executive’s manager any serious debt or significant financial difficulties that he may have, including those which result in court action being taken against Executive.

Section 12. Remedies

The Company and Executive agree that it is impossible to measure solely in money the damages which will accrue to the Company by reason of his failure to observe any of the obligations of Sections 8, 9 or 10 of this Agreement. Therefore, if the Company shall institute any action or proceeding to enforce such provisions, Executive hereby waives the claim or defense that there is an adequate remedy at law and agrees in any such action or proceeding not to interpose the claim or defense that such remedy exists at law. Without limiting any other remedies that may be available to the Company, Executive hereby specifically affirms the appropriateness of injunctive or other equitable relief in any such action and acknowledges that nothing contained within this Agreement shall preclude the Company from seeking or receiving any other relief, including without limitation, any form of injunctive or equitable relief. Executive also agrees that, should he violate the provisions of Section 8 and its subsections such that the Company shall be forced to undertake any efforts to defend, confirm or declare the validity of the covenants contained within Section 9 of this Agreement, the time restrictions set forth therein shall be extended for a period of time equal to the pendency of any court proceedings, including appeals. Further, Executive agrees that, should the Company undertake any efforts to defend, confirm or declare the validity of any of the covenants contained in Sections 8, 9 or 10 of this Agreement, the Company shall be entitled to recover from Executive all of its reasonable attorneys’ fees and costs incurred in prosecuting or defending any such action or engaging in any such efforts.

Section 13. No Conflicts

Executive represents and warrants to the Company that on the Commencement Date, to the best of Executive’s knowledge, Executive’s acceptance of employment with, and performance of Executive’s duties for, the Company will not conflict with or result in a violation or breach of, or constitute a default under, any contract, agreement or understanding to which Executive is, or was, a party or of which Executive is aware and that there are no restrictions, covenants, agreements or limitations on Executive’s right or ability to enter into and perform the terms of this Agreement, other than as expressly disclosed.

Section 14. Dispute Resolution; Mediation and Arbitration

Except as provided in the last sentence of this Section 14, to the fullest extent permitted by law, the Company and Executive agree to waive their rights to seek remedies in court, including but not limited to rights to a trial by jury. The Company and Executive agree that any dispute between or among them or their affiliates or related entities arising out of, relating to or in connection with this Agreement or Executive’s employment with the Company, including but not limited to claims for discrimination or other alleged violations of any federal, state or local employment and labor law statutes, ordinances or regulations, will be resolved in accordance with a confidential two-step dispute resolution procedure involving: (1) Step One: non-binding mediation, and (2) Step Two: binding arbitration under the Federal Arbitration Act, 9 U.S.C. § 1, et. seq., or state law, whichever is applicable. Any such mediation or arbitration hereunder shall be under the auspices of the American Arbitration Association (“AAA”) pursuant to its then current Commercial Arbitration Rules and Mediation Procedures (the “AAA Commercial Rules”). Disputes encompassed by this Section 14 include claims for discrimination arising under local, state or federal statutes or ordinances and claims arising under any state’s labor laws. Notwithstanding anything to the contrary in the AAA Commercial Rules, the mediation process (Step One) may be ended by either party to the dispute upon notice to the other party that it desires to terminate the mediation and proceed to the Step Two arbitration; provided, however, that neither party may so terminate the mediation process prior to the occurrence of at least one (1) mediation session with the mediator. No arbitration shall be initiated or take place with respect to a given dispute if the parties have successfully achieved a mutually agreed to resolution of the dispute as a result of the Step One mediation, other than as a result of breach of the agreement encompassing the resolution. The mediation session(s) and, if necessary, the arbitration hearing shall be held in the city nearest to Executive’s office location during the course of Executive’s employment with the Company or an alternative location mutually agreeable to Executive and the Company. The arbitration (if the dispute is not resolved by mediation) will be conducted by a single AAA arbitrator, mutually selected by the parties, as provided for by the AAA Commercial Rules. The Company will be responsible for the AAA charges, including the costs of the mediator and arbitrator. The Company and Executive agree that the arbitrator shall apply the substantive law of the State of New York to all state law claims and federal law to any federal law claims, that discovery shall be conducted in accordance with the AAA Commercial Rules or as otherwise permitted by law as determined by the arbitrator. In accordance with the AAA Commercial Rules (a copy of which is available through AAA’s website, www.adr.org), the arbitrator’s award shall consist of a written statement as to the disposition of each claim and the relief, if any, awarded on each claim. The Company and Executive understand that the right to appeal or to seek modification of any ruling or award by the arbitrator is limited under state and federal law. Any award rendered by the arbitrator will be final and binding, and judgment may be entered on it in any court of competent jurisdiction. Nothing contained herein shall restrict either party from seeking temporary injunctive relief in a court of law to the extent set forth in Section 12 hereof.

In the unlikely event the AAA refuses to accept jurisdiction over a dispute, Executive and the Company agree to submit to Judicial-Arbitration-Mediation Services (“JAMS”) mediation and arbitration applying the JAMS equivalent of the AAA Commercial Rules. If AAA and JAMS refuse to accept jurisdiction, the parties may litigate in a court of competent jurisdiction.

Section 15. Miscellaneous

(a) Retirement. For the purposes of calculating retirement eligibility only, upon the Commencement Date Executive shall be credited with five years of service. This credit shall be applied and shall control over any contrary calculation contained in any applicable plan or award document, if any.

(b) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard for the conflict of laws provisions thereof.

(c) Entire Agreement and Amendments; Survivorship; Strict Construction.

(i) This Agreement contains the entire understanding and agreement of the parties with respect to the subject matter hereof. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter herein other than those expressly set forth herein. This Agreement may not be altered, modified, or amended except by written instrument signed by the parties hereto, which attaches a copy of this Agreement.

(ii) The respective rights and obligations of the parties hereunder shall survive any termination of this Agreement to the extent necessary to the intended preservation of such rights and obligations.

(d) Tax Compliance. All compensation paid to Executive is intended to, and is reasonably believed to, comply with Internal Revenue Code Section 409A of the Internal Revenue Code of 1986 (“Section 409A”), as amended, as well as other tax related laws and regulations to the extent it does not fall into any applicable exclusion, and shall be interpreted and construed consistent with that intent. Notwithstanding the foregoing, the Company makes no representations that the terms of this Agreement (and any compensation payable thereunder) comply with Section 409A, and in no event shall the Company be liable for any taxes, interest, penalties or other expenses that may be incurred by Executive on account of non-compliance with Section 409A. No expenses eligible for reimbursement, or in-kind benefits to be provided, during any calendar year shall affect the amounts eligible for reimbursement in any other calendar year, to the extent subject to the requirements of Section 409A, and no such right to reimbursement or right to in-kind benefits shall be subject to liquidation or exchange for any other benefit. For purposes of Section 409A, each payment in a series of installment payments, if any, provided under this Agreement shall be treated as a separate payment. Any payments under this Agreement that may be excluded from Section 409A either as separation pay due to an involuntary separation from service or as a short-term deferral shall be excluded from Section 409A to the maximum extent possible. Any payments to be made under this Agreement upon a termination of employment shall only be made if such termination of employment constitutes a “separation from service” under Section 409A. Notwithstanding the foregoing and any provision in this Agreement to the contrary, if on the date of his termination of employment, Executive is deemed to be a “specified employee” within the meaning of Section 409A and any payment or benefit provided to Executive in connection with his termination of employment is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A, then such payment or benefit due upon, or within the six-month period following, a termination of Executive’s employment (whether under his Agreement, any other plan, program, payroll practice or any equity grant) and which do not otherwise qualify under the exemptions under Treas. Reg. Section 1.409A-1 (including, without limitation, payments that constitute “separation pay” within the meaning of Section 409A), shall be paid or provided to Executive in a lump sum on the earlier of (a) the date which is six months and one day after Executive’s “separation from service” (as such term is defined in Section 409A) for any reason other than death, and (b) the date of Executive’s death, and any remaining payments and benefits shall be paid or provided in accordance with the payment dates specified in this Agreement for such payment or benefit.

(e) No Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(f) Severability. In the event that any one or more of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected thereby.

(g) Assignment. This Agreement shall not be assignable by Executive. This Agreement shall be freely assignable by the Company without restriction to any successor in interest.

(h) Successors; Binding Agreement. This Agreement shall inure to the benefit of and be binding upon personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees, legatees and permitted assigns.

Notice. For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered or three (3) business days after mailing registered mail, return receipt requested, postage prepaid or by recognized courier, addressed to the respective addresses set forth on the execution page of this Agreement, with a copy to Steven Eckhaus, Cadwalader, Wickersham & Taft LLP, 1 World Financial Center, New York, New York 10281 provided that all notices to the Company shall be directed to Neil Rosolinsky, Deputy General Counsel, Litigation & Employment, Citizens Bank, 30 Montgomery Street, 13th floor, Jersey City, NJ 07302 or to such other address as either party may have furnished to the other in writing, except that notice of change of address shall be effective only upon receipt.

(i) Withholding Taxes; Deductions. The Company may withhold from any amounts payable under this Agreement such federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation. Executive agrees that the Company may, at any time during, or in any event upon termination of his employment, deduct from Executive’s compensation, any monies due by Executive to the Company for any overpayment made and/or outstanding loans, advances, relocation expenses and/or salary paid in respect of PTO that was taken but not earned, unless otherwise prohibited by law.

(j) Indemnification. At all times subsequent to the Commencement Date, the executive and his estate shall be covered by any by-laws, policies, procedures, or otherwise regarding indemnification of senior executives or employees of the Company, and shall be a named insured on any Directors & Officers insurance policy which is held by the Company.

(k) Counterparts; Effectiveness. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto, including by fax or electronic pdf.

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year that appears next their signatures:

EXECUTIVE

/s/ Eric Aboaf	March 6, 2015
Eric Aboaf	Date

COMPANY

/s/ Bruce Van Saun	March 3, 2015
By: Bruce Van Saun	Date

Chairman and CEO,
Citizens Financial Group, Inc.

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